SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release
September 14, 2005 at 8.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Appointments in Stora Enso Packaging Boards and Profit 2007

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Hannu Kasurinen, 42, has been appointed Senior Vice President, Speciality Papers, effective from 1 October 2005. He succeeds John F Bergin, who will retire on 1 January 2006. Hannu Kasurinen, who will be based in Helsinki, is currently Senior Vice President, Profit 2007. He joined the Company in 1993.

Jouni Seppälä, 42, currently Senior Vice President, Finance & IT, Stora Enso Timber, will replace Hannu Kasurinen as responsible for the Profit 2007 profit improvement programme. Jouni Seppälä has been with the Company since 1989. In his new role as Senior Vice President, Profit 2007, Jouni Seppälä will be based in Helsinki and report to Hannu Ryöppönen, Senior Executive Vice President & CFO.

John F Bergin will act as Senior Adviser, Speciality Papers, until his retirement. Both Hannu Kasurinen and John F Bergin will report to Kai Korhonen, Senior Executive Vice President, Stora Enso Packaging Boards.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel